UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Stanley, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

854532108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854532108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Philip O. Nolan, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,693,281

	6.	Shared Voting Power 160,155

	7.	Sole Dispositive Power 1,693,281

	8.	Shared Dispositive Power 160,155

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,853,436(1)

(1) Includes (i) 1,549,354 shares owned by Mr. Nolan directly, (ii) 143,927 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of the reporting date and (iii) 160,155 shares held by the Stanley, Inc. Employee Stock Ownership Plan (“ESOP”) for his account.  Excludes (i) 227,814 shares which are held in a dynasty trust, as to which Mr. Nolan does not have voting or investment power and disclaims beneficial ownership and (ii) 307,950 shares which are held for his account by the Executive Deferred Compensation and Equity Incentive Plan Trust, as to which he does not have voting or investment power and disclaims beneficial ownership.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 7.66%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Stanley, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3101 Wilson Boulevard, Ste. 700, Arlington, VA 22201

Item 2.
	(a)	Name of Person Filing Philip O. Nolan, IV
	(b)	Address of Principal Business Office or, if none, Residence 3101 Wilson Boulevard, Ste. 700, Arlington, VA 22201
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 854532108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,853,436(1)

(1) Includes (i) 1,549,354 shares owned by Mr. Nolan directly, (ii) 143,927 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of the reporting date and (iii) 160,155 shares held by the Stanley, Inc. Employee Stock Ownership Plan (“ESOP”) for his account.  Excludes (i) 227,814 shares which are held in a dynasty trust, as to which Mr. Nolan does not have voting or investment power and disclaims beneficial ownership and (ii) 307,950 shares which are held for his account by the Executive Deferred Compensation and Equity Incentive Plan Trust, as to which he does not have voting or investment power and disclaims beneficial ownership.

(b) Percent of class: 7.66%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,693,281
(ii) Shared power to vote or to direct the vote 160,155
(iii) Sole power to dispose or to direct the disposition of 1,693,281
(iv) Shared power to dispose or to direct the disposition of 160,155

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

(a)           The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)           The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
Date
/s/ Philip O. Nolan
Signature
Philip O. Nolan
Name/Title